UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

American Midstream Partners, LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

02752P 100

(CUSIP number)

Christine Miller

Magnolia Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, address and telephone number of person authorized to receive notices and communications)

September 15, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Magnolia Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 10,874,482 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,874,482 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 10,874,482 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 26.8% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,251,851 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,678,485 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, 1,325,225 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, which is 95% owned by High Point, and 618,921 Common Units held by Magnolia, taking into account the transaction discussed in Item 3.

Note 2: Based on 40,524,118 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,268,557, the number of Common Units outstanding as of September 15, 2015, as reported in the Issuer’s Prospectus Supplement on Form 424B2 filed on September 11, 2015, (b) 6,251,851 Common Units issuable upon the conversion of Series A-1 Units outstanding as of August 14, 2015, (c) 2,678,485 Common Units issuable upon the conversion of Series A-2 Units outstanding as of August 14, 2015 and (d) 1,325,225 Common Units issuable upon the conversion of Series B Units outstanding as of August 14, 2015.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification High Point Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 7,577,076 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,577,076 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 7,577,076 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 20.0% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,251,851 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”) and 1,325,225 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point.

Note 2: Based on 37,845,633 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,268,557, the number of Common Units outstanding as of September 15, 2015, as reported in the Issuer’s Prospectus Supplement on Form 424B2 filed on September 11, 2015, (b) 6,251,851 Common Units issuable upon the conversion of Series A-1 Units outstanding as of August 14, 2015 and (c) 1,325,225 Common Units issuable upon the conversion of Series B Units outstanding as of August 14, 2015.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification American Midstream GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 1,325,225 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,325,225 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 1,325,225 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.2% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 1,325,225 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, the Issuer’s general partner (the “General Partner”).

Note 2: Based on 31,593,782 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,268,557, the number of Common Units outstanding as of September 15, 2015, as reported in the Issuer’s Prospectus Supplement on Form 424B2 filed on September 11, 2015 and (b) 1,325,225 Common Units issuable upon the conversion of Series B Units outstanding as of May 15, 2015.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Energy Partners Fund V, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 10,874,482 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,874,482 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 10,874,482 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 26.8% (See Note 2)
14.	Type of reporting person PN

Note 1: Represents 6,251,851 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,678,485 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, 1,325,225 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, which is 95% owned by High Point, and 618,921 Common Units held by Magnolia, taking into account the transaction discussed in Item 3.

Note 2: Based on 40,524,118 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,268,557, the number of Common Units outstanding as of September 15, 2015, as reported in the Issuer’s Prospectus Supplement on Form 424B2 filed on September 11, 2015, (b) 6,251,851 Common Units issuable upon the conversion of Series A-1 Units outstanding as of August 14, 2015, (c) 2,678,485 Common Units issuable upon the conversion of Series A-2 Units outstanding as of August 14, 2015 and (d) 1,325,225 Common Units issuable upon the conversion of Series B Units outstanding as of August 14, 2015.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight PEF GP V, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 10,874,482 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,874,482 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 10,874,482 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 26.8% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,251,851 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,678,485 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, 1,325,225 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, which is 95% owned by High Point, and 618,921 Common Units held by Magnolia, taking into account the transaction discussed in Item 3.

Note 2: Based on 40,524,118 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,268,557, the number of Common Units outstanding as of September 15, 2015, as reported in the Issuer’s Prospectus Supplement on Form 424B2 filed on September 11, 2015, (b) 6,251,851 Common Units issuable upon the conversion of Series A-1 Units outstanding as of August 14, 2015, (c) 2,678,485 Common Units issuable upon the conversion of Series A-2 Units outstanding as of August 14, 2015 and (d) 1,325,225 Common Units issuable upon the conversion of Series B Units outstanding as of August 14, 2015.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 10,874,482 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,874,482 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 10,874,482 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 26.8% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,251,851 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,678,485 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, 1,325,225 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, which is 95% owned by High Point, and 618,921 Common Units held by Magnolia, taking into account the transaction discussed in Item 3.

Note 2: Based on 40,524,118 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,268,557, the number of Common Units outstanding as of September 15, 2015, as reported in the Issuer’s Prospectus Supplement on Form 424B2 filed on September 11, 2015, (b) 6,251,851 Common Units issuable upon the conversion of Series A-1 Units outstanding as of August 14, 2015, (c) 2,678,485 Common Units issuable upon the conversion of Series A-2 Units outstanding as of August 14, 2015 and (d) 1,325,225 Common Units issuable upon the conversion of Series B Units outstanding as of August 14, 2015.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 10,874,482 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,874,482 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 10,874,482 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 26.8% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,251,851 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,678,485 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, 1,325,225 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, which is 95% owned by High Point, and 618,921 Common Units held by Magnolia, taking into account the transaction discussed in Item 3.

Note 2: Based on 40,524,118 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,268,557, the number of Common Units outstanding as of September 15, 2015, as reported in the Issuer’s Prospectus Supplement on Form 424B2 filed on September 11, 2015, (b) 6,251,851 Common Units issuable upon the conversion of Series A-1 Units outstanding as of August 14, 2015, (c) 2,678,485 Common Units issuable upon the conversion of Series A-2 Units outstanding as of August 14, 2015 and (d) 1,325,225 Common Units issuable upon the conversion of Series B Units outstanding as of August 14, 2015.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Daniel R. Revers
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 10,874,482 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,874,482 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 10,874,482 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 26.8% (See Note 2)
14.	Type of reporting person IN

Note 1: Represents 6,251,851 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,678,485 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, 1,325,225 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, which is 95% owned by High Point, and 618,921 Common Units held by Magnolia, taking into account the transaction discussed in Item 3.

Note 2: Based on 40,524,118 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,268,557, the number of Common Units outstanding as of September 15, 2015, as reported in the Issuer’s Prospectus Supplement on Form 424B2 filed on September 11, 2015, (b) 6,251,851 Common Units issuable upon the conversion of Series A-1 Units outstanding as of August 14, 2015, (c) 2,678,485 Common Units issuable upon the conversion of Series A-2 Units outstanding as of August 14, 2015 and (d) 1,325,225 Common Units issuable upon the conversion of Series B Units outstanding as of August 14, 2015.

This Amendment No. 7 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on May 3, 2013, as amended by Amendment No. 1 filed on November 14, 2014, Amendment No. 2 filed on February 17, 2015, Amendment No. 3 filed on April 3, 2015, Amendment No. 4 filed on May 15, 2015, Amendment No. 5 filed on August 18, 2015 and Amendment No. 6 filed on August 19, 2015 (as amended, this “Schedule 13D”), filed with respect to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”).

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On September 10, 2015, the Issuer and certain of its affiliates (collectively, the “Partnership Parties”) entered into an underwriting agreement (the “Underwriting Agreement”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the underwriters named therein (the “Underwriters”), providing for the issuance and sale by the Partnership, and the purchase by the Underwriters, of 7,500,000 common units representing limited partner interests in the Partnership ( “Common Units”) at a price to the public of $11.31 per Common Unit (the “Offering”). The Offering of the Common Units was registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-3 (Registration No. 333-201436) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on January 9, 2015, which became effective on January 26, 2015, as supplemented by a Prospectus Supplement dated September 10, 2015, filed with the Commission pursuant to Rule 424(b)(2) of the Securities Act. Pursuant to the Underwriting Agreement, the Partnership granted the Underwriters a 30-day option to purchase up to an additional 1,125,000 Common Units on the same terms as those relating to the Common Units sold by the Partnership in the Offering. Magnolia Infrastructure Partners, LLC purchased 618,921 Common Units in the Offering at the public price of $11.31 per Common Unit.

The Underwriting Agreement is filed as Exhibit 2 to this Schedule 13D and incorporated by reference herein.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)-(c) The information contained on the cover pages to this Schedule 13D are incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits.

See the Exhibit Index following the signature pages hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2015

AMERICAN MIDSTREAM GP, LLC

/s/ William B. Mathews
William B. Mathews, Senior Vice President, General Counsel and Secretary

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By:	ArcLight PEF GP V, L.P.
its General Partner

By:	ArcLight Capital Holdings, LLC
its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT PEF GP V, LLC

By:	ArcLight Capital Holdings, LLC
its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT INDEX

Exhibit Number	Description

1.	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Amendment No. 3 to Schedule 13D filed by the reporting persons on April 2, 2015)

2.	Underwriting Agreement, dated September 10, 2015, by and among American Midstream Partners, LP, American Midstream GP, LLC, American Midstream, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on September 11, 2015 File No. 001-35257)